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                                                                    Exhibit 99.3



F O R  I M M E D I A T E   R E L E A S E



                                                   January 20, 1999
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800



                        HEALTH CARE REIT, INC. ANNOUNCES
                           APPOINTMENT OF NEW DIRECTOR



Toledo, Ohio, January 20, 1999...HEALTH CARE REIT, INC. (NYSE/HCN) announced the appointment of Peter J. Grua as a Class I director, increasing the total number of company directors to 10. Mr. Grua's term will continue through April 1999, at which time he will stand for reelection for a three-year term.

Mr. Grua is a Principal and President of HLM Management Co., Inc., a registered investment adviser. From 1986 until 1992 Mr. Grua was a Managing Director and Senior Analyst of Alex. Brown & Sons, Incorporated.

"Peter brings to the Health Care REIT, Inc. Board a wealth of investment knowledge in the health care and financial services areas," commented George L. Chapman, chairman and chief executive officer. "We look forward to Peter's long-term association with our company."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1998, the company had investments in 224 health care facilities in 34 states and had total assets of approximately $1.1 billion.


    For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN.


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